File No.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN

JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT

AUTHORIZING CERTAIN JOINT TRANSACTIONS

TPG Specialty Lending, Inc., TSL Advisers, LLC, TPG Opportunities Partners II (A) L.P., TPG Opportunities Partners II (B) L.P., TPG Partners VI, L.P., TPG Opportunities Advisers, LLC, TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

All Communications, Notices and Orders to:

Ronald Cami

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Copies to:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 383-0100	Michael A. Gerstenzang, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

November 23, 2011

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

TPG Specialty Lending, Inc., TSL Advisers, LLC, TPG Opportunities Partners II (A) L.P., TPG Opportunities Partners II (B) L.P., TPG Partners VI, L.P., TPG Opportunities Advisers, LLC, TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

File No.

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

[1]	Unless otherwise indicated, all section references herein are to the provisions of the 1940 Act.
[2]	Unless otherwise indicated, all rule references herein are to rules promulgated under the 1940 Act.

•	TPG Specialty Lending, Inc. (the “Company”)[3],

•	TSL Advisers, LLC, the Company’s investment adviser (the “Adviser”),

•	TPG Opportunities Partners II (A) L.P. and TPG Opportunities Partners II (B) L.P. (collectively, and as further described herein “TOP II”),

•	TPG Partners VI, L.P. (as further described herein, “TPG VI”),

•	TPG Opportunities Advisers, LLC, an affiliate of the Adviser that provides investment advisory services to TOP II through one of its subsidiaries (“TOP Advisers”);

•

TPG Capital, L.P., TPG VI’s investment adviser and an affiliate of the Adviser and TOP Advisers (“TPG Capital,” and together with TOP Advisers and any existing or future entities controlling, controlled by, or under common control with TPG Capital or TOP Advisers that have been established primarily to provide investment advisory services to pooled investment funds, the “Affiliated Advisers”).[4]

The Company, the Adviser, TOP II, TPG VI, TOP Advisers, and TPG Capital are collectively referred to herein as the “Applicants.”

The relief requested in this application (the “Application”) would allow the Company, on the one hand, and TOP II, TPG VI and/or any other existing or future entities that are sponsored

[3]	References to the Company include all wholly-owned subsidiaries of the Company whose financial information is consolidated with that of the Company for generally accepted accounting principles (GAAP) purposes, and which were formed in furtherance of the basic business or operations of the Company (including, for example, to segregate collateral for financing purposes and to hold a lender’s license).
[4]	Affiliated Advisers are generally organized as Delaware limited liability companies or limited partnerships and either are, or will be, registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

by, or receive investment management services from, any Affiliated Adviser (such entities together with TOP II and TPG VI, the “Affiliated Funds”), on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under the Act (collectively, “Co-Investment Transactions”).

All existing entities that currently intend to rely on the Order have been named as Applicants. In the event that any other existing or future Affiliated Funds and Affiliated Advisers rely on the Order in the future, such other Affiliated Funds and Affiliated Advisers will comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Company

The Company was organized as a Delaware corporation on July 21, 2010 for the purpose of operating as an externally-managed specialty finance investment company. The Company elected to be regulated as a business development company (a “BDC”) under the 1940 Act by filing a notice with the Commission on Form N-54A on April 15, 2011.5 In connection with that election, the Company registered its shares under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and is thus subject to the periodic reporting requirements of the 1934 Act.6

Until it conducts its initial public offering, the Company will raise capital through private offerings in reliance on the exemption from the registration requirements under the Securities

[5]	Section 2(a)(48) generally defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.
[6]	Since the Company did not conduct a public offering of its shares in connection with its BDC election, the Company registered its shares under the 1934 Act on Form 10. The Company initially filed its Form 10 on January 14, 2011, and filed amendments on March 14 and 15, 2011.

Act of 1933, as amended (the “1933 Act”), set forth under Section 4(2) thereof. The Company has entered into subscription agreements with several investors providing for the private placement of shares of the Company’s common stock. Under the terms of the subscription agreements, investors commit to invest a specified amount of capital from which they are required to fund drawdowns to purchase shares of the Company’s common stock up to the amount of their respective capital commitments on an as-needed basis, with a minimum of 10 business days’ prior notice. As of November 9, 2011, the Company had 110,653 shares of common stock outstanding and had capital commitments totaling $814.8 million.

The Company’s investment objective is to generate current income and capital appreciation through direct investments in senior secured loans, mezzanine loans and, to a lesser extent, equity securities, of U.S. domiciled, middle-market issuers. “Middle-market issuers” refers to companies that have annual earnings before interest, income taxes, depreciation and amortization (EBITDA), which the Company believes is a useful proxy for cash flow, of $10 million to $250 million. Its business model is focused primarily on the direct origination of loans, which generate returns through a combination of contractual interest payments on debt investments, equity appreciation (through options, warrants, conversion rights or direct equity investments) and origination and similar fees.

The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of five members, three of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”).

B.	The Adviser

The Adviser is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. Subject to the overall supervision of the Board, the Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company, pursuant to the investment advisory and management agreement (the “Investment Advisory Agreement”) by and between the Adviser and the Company. Because they are under common control, the Adviser and the Affiliated Advisers are Affiliates.

C.	TPG Funds

1.	TPG Opportunities Partners II

TOP II is a series of private investment funds formed primarily to generate attractive long-term compounded returns through the purchase or origination of special situations and distressed investments across the credit cycle. TOP II is currently comprised of two Delaware limited partnerships (TPG Opportunities Partners II (A) L.P. and TPG Opportunities II (B), L.P.) that will generally invest side-by-side in each portfolio investment. TOP II is currently raising capital through private placements of its limited partnership interests. The investors in TOP II are expected to be primarily “qualified purchasers,” as defined in the 1940 Act, including, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, corporations, limited partnerships and limited companies. TOP II is controlled by TPG Opportunities GenPar, L.P., its general partner, and TOP Advisers provides investment advisory services to TOP II through one of its subsidiaries. TOP II relies on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(1) or 3(c)(7).

2.	TPG Partners VI, L.P.

TPG VI is a Delaware limited partnership that was formed in 2008 primarily to make significant investments in the equity or debt of operating companies through acquisitions and restructurings. The investors in TPG VI are “qualified purchasers,” as defined in the 1940 Act, and include, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, corporations, limited partnerships and limited companies. TPG VI is controlled by TPG GenPar VI, L.P., its general partner, and its investment adviser is TPG Capital. TPG VI relies on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(7).

3.	Investment Vehicles of the TPG Funds

In order to facilitate investments by certain investors, TOP II, TPG VI and each other Affiliated Fund may make investments through or alongside a variety of investment vehicles, including any combination of the following:

•

Alternative investment vehicles may be formed to address, for example, specific tax, legal, business, accounting or regulatory-related matters that may arise in connection with a transaction or transactions. To address these situations, an Affiliated Fund’s general partner has the authority to cause some or all of the investors in such Affiliated Fund to make their capital contributions to an alternative investment vehicle, which will hold their interests in the relevant investment.

•

Each Affiliated Fund may invest alongside one or more separate parallel investment entities (either in all transactions entered into by such Affiliated Fund or in a limited subset of such investments), which may include, but are not limited to, (a) parallel investment entities formed to facilitate investments by certain foreign or tax-exempt persons or business associates and other “friends and family” of the Affiliated Advisors or their respective personnel and (b) managed pools or accounts or similar vehicles that follow investment programs substantially similar to the investment strategy of the Affiliated Fund.

•

Each Affiliated Fund may also invest alongside co-investment vehicles that have been formed to invest side-by-side with one or more Affiliated Funds in a particular transaction. The investors in such co-investment vehicles may include individuals and entities that are also investors in one or more Affiliated Funds and/or individuals and entities that are not investors in any Affiliated Fund.

•	Affiliated Funds may hold investments indirectly through one or more subsidiary holding entities.

Throughout this Application, references to TOP II, TPG VI and each other Affiliated Fund includes each of their respective existing and future alternative investment vehicles, parallel investment entities, co-investment vehicles and subsidiaries (each, an “Investment Vehicle”). In that regard, an Order granting the relief requested by this Application would also allow the Company to co-invest with one or more Investment Vehicles of any Affiliated Fund to the same extent that such relief is obtained in respect of such Affiliated Fund (but provided that the conditions for granting the requested relief set forth in Section G hereof have otherwise been satisfied and the Investment Vehicles have agreed to comply with any other terms and conditions of the Order).

D.	Investment Advisers.

1.	TPG Opportunities Advisers, LLC

TOP Advisers is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. TOP

Advisers provides investment advisory services related to special situations and distressed investments, and may from time to time offer advice on investment strategies in a variety of instruments, including bonds, equities and other securities (including asset-backed and other structured securities), loans (including bank loans), receivables, assets, claims, derivatives (including those that derive their value from the foregoing), all from a broad range of issuers and counterparties in a broad range of markets. TOP Advisers provides investment advisory services to each of the TOP II funds through one of its subsidiaries, pursuant to an investment advisory agreement. TOP Advisers also provides or will provide investment advisory services to a number of pooled investment vehicles that are not registered under the Investment Company Act and whose securities are not registered under the 1933 Act.

2.	TPG Capital, L.P.

TPG Capital is organized as a Texas limited partnership and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. TPG Capital primarily provides investment advisory services related to private equity investments in various industries, including leveraged acquisitions and recapitalizations, turnarounds, traditional buyouts and investments in growth companies. TPG Capital provides investment advisory services to TPG VI pursuant to an investment advisory agreement. TPG Capital also provides investment advisory services to a number of other pooled investment vehicles that are not registered under the Investment Company Act and whose securities are not registered under the 1933 Act.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and Affiliated Funds

1.	Mechanics of the Co-Investment Transactions

Upon issuance of the requested Order, the Company and the Affiliated Funds will continue to be managed in the same manner as they will have been managed prior to the issuance of the Order; however, the Company, on the one hand, and the Affiliated Funds, on the other hand, may co-invest in Co-Investment Transactions. In selecting investments for the Company, the Adviser will consider only the investment objectives, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company. Likewise, when selecting investments for an Affiliated Fund, the applicable Affiliated Adviser will select investments for each entity that it advises based only upon the investment objectives, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity. The Affiliated Funds have investment strategies that could result in particular investment opportunities being appropriate for one or more of them as well as for the Company. In such cases, the Co-Investment Transaction would be allocated among the Company, on the one hand, and the participating Affiliated Funds, on the other hand, if, prior to the actual investment, each of the conditions set forth in this Application is satisfied, including prior approval by the “required majority” (as defined in Section 57(o)) (the “Required Majority”)7 of the directors of the Company’s Board eligible to vote on the Co-Investment Transaction within the meaning of Section 57(o) (the “Eligible Directors”), and the requirement that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to any Affiliated Fund be the same as those applicable to the Company.

[7]	The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not “interested persons” (as defined under Section 2(a)(19)) of such company.

Similarly, all subsequent activity (i.e., exits or follow-on investments) related to a Co-Investment Transaction would also be made pursuant to the conditions set forth herein.

2.	Reasons for Co-Investing

The Adviser and the Board, including the Required Majority, expect that the Company’s and the Affiliated Funds’ ability to complete Co-Investment Transactions in portfolio companies will increase favorable investment opportunities for the Company. A BDC that makes investments of the type contemplated by the Company typically limits its transaction sizes, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. Furthermore, because the Company intends to qualify as a regulated investment company under Subchapter M of the Code, the Company’s portfolio will be subject to certain diversification requirements which may similarly limit the amount of capital that the Company may invest in any single investment.8 In view of the foregoing, in cases where the Adviser identifies larger capital commitments that would otherwise be attractive investment opportunities, the Adviser must seek the participation of other entities with similar investment mandates. The availability of the Affiliated Funds as co-investors of the Company may alleviate some of that necessity in certain circumstances.

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (e.g., without the delay that typically would be associated with organizing other sources of capital or obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on

[8]	See I.R.C. § 851(b)(3).

which the Company’s individual or aggregate investment limits require the Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of the Affiliated Funds available for co-investment, there should be an increase in the number of opportunities of which the Company can take advantage.

Current credit market conditions have led to a decline in the availability of capital, thereby creating more opportunities for the Company to make investments consistent with its investment objective and allowing the Company to focus on transactions where its competitive advantages are strongest. Increasing the opportunities available to the Company with a co-investment structure would generate greater deal flow, broaden the market relationships of the Company and allow it to be more selective in choosing its investments so that it can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between portfolio companies and the Company.

A co-investment structure would give the Company more opportunities to provide capital to middle market companies, which the Company believes currently have limited access to capital from traditional lending sources. Depending on prevailing market conditions, it would also result in increased income to the Company, a wider universe of investment opportunities and a greater ability to structure deal terms that are favorable to the Company. All of these benefits would, in turn, enhance value for the Company’s shareholders without exposing them to the types of abuses sought to be remedied by Section 57(a).

The Adviser and the Board believe that it will be advantageous for the Company to co-invest with the Affiliated Funds and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person, in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not yet promulgated any rules directly under Section 57(a)(4), Section 57(i) provides that the rules promulgated under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan, or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies,

and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as: any person directly or indirectly controlling, controlled by, or under common control with, such other person.

C.	Need For Relief

Co-Investment Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b). The Company and each Affiliated Fund may be deemed to be affiliated within the meaning of Section 57(b)(2) because the Affiliated Advisers are under common control with the Adviser, which manages the Company pursuant to the Investment Advisory Agreement. Thus, each Affiliated Fund could be deemed to be a person related to the Company by virtue of it being under control of an Affiliated Adviser, which is under common control with the Adviser, and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting the Company to participate with the Affiliated Funds in Co-Investment Transactions.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.9 Although the various precedents involve somewhat different allocation formulae,

[9]	Ridgewood Capital Energy Growth Fund, LLC, et. al., (File No. 812-13569), Release No. IC-28982 (October 21, 2009) (order). Release No. IC 28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File

approval procedures, and presumptions for co-investment transactions to protect the interests of the BDC investors than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. In particular, the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Ridgewood Capital Energy Growth Fund, LLC and its affiliates, for which an order was granted on October 21, 2009.10

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission

No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

[10]	See note 9, supra.

of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Co-Investment Transactions may be made are consistent with the participation of the Company being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the shareholders of the Company from being disadvantaged. For each Co-Investment Transaction, the Company and one or more of the Affiliated Funds will be offered the opportunity to participate in the Co-Investment Transactions on identical terms and on a pro rata basis based on their independent determinations of a suitable investment size as further provided below. Further, the terms and conditions will ensure that all Co-Investment Transactions are reasonable and fair to the Company and the Affiliated Funds and do not involve overreaching by any person concerned, including the Adviser. The decision for the Company to participate in any Co-Investment Transaction will be based on the recommendation of the Adviser and the approval of a Required Majority.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time the Adviser considers an investment for the Company, it will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances, taking into consideration its investment objectives and strategy and such other factors described in the Company’s registration statement on Form 10, as amended (the “Form 10”), and other filings made with the Commission by the Company under the 1934 Act and the Company’s reports to shareholders.

2. (a) If the Adviser deems the Company’s participation in any such investment opportunity to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by the Adviser to be invested in such Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, each of the Company’s and the Affiliates Funds’ respective portions of the investment opportunity will be proportionately reduced (i.e., based on the amounts that each of them had initially proposed to invest in such Co-Investment Transaction).

(c) After making the determinations required in conditions (a) and (b) above, the Adviser will distribute written information concerning the Co-Investment Transaction, including any amounts proposed to be invested by Affiliated Funds, to the Eligible Directors for their consideration. The Company will co-invest with Affiliated Funds only if, prior to the Company’s and any Affiliated Fund’s participation in the Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its shareholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the shareholders of the Company; and

(B) the Company’s investment objectives and strategies (as described in the Company’s Form 10 and other filings made with the Commission by the Company under the 1934 Act and the Company’s reports to shareholders);

(iii) the investment by the Affiliated Fund(s) would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of an Affiliated Fund; provided, that if an Affiliated Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Eligible Directors from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any, and

(B) the Affiliated Adviser agrees to, and does, provide, periodic reports to the Eligible Directors with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(iv) the proposed investment by the Company will not benefit the Adviser, any Affiliated Adviser, Affiliated Fund or any affiliated person thereof (other than the participating Affiliated Funds), except to the extent permitted under Sections 17(e) and 57(k).

3. The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the Eligible Directors, on a quarterly basis, a record of all investments made by the Affiliated Funds during the preceding quarter of which Adviser personnel were aware that (i) fell within the Company’s then-current investment objective and met certain criteria determined by the Eligible Directors from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity and size of investment and (ii) were not made available to the Company, as well as an explanation of why the investment opportunities were not offered to the Company. All information presented to the Eligible Directors pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made pursuant to condition 8 below, the Company will not invest in reliance on the Order in any portfolio company in which the Adviser, TPG Capital or any Affiliated Fund or any affiliated person thereof is an existing investor.

6. The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company and the participating Affiliated Funds. The grant to an Affiliated Fund, but not the Company, or to the Company but not an Affiliated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted to violate this condition 6, if conditions 2(c)(iii)(A) and (B) are met.

7. If any of the Affiliated Funds elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and such Affiliated Fund in a Co-Investment Transaction, the Adviser will:

(a) notify the Company of the proposed disposition at the earliest practical time; and

(b) formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Eligible Directors. The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds. The Company will participate in such disposition to the extent that a Required Majority determines that it is in the Company’s best interests to do so. The Company and each of the Affiliated Funds will bear its own expenses in connection with any such disposition.

8. If any of the Affiliated Funds desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and such Affiliated Fund in a Co-Investment Transaction, or to exercise warrants or other rights to purchase securities of the issuer, the Adviser will:

(a) notify the Company of the proposed transaction at the earliest practical time; and

(b) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Eligible Directors. The Eligible Directors will make their own determination with respect to follow-on investments. To the extent that:

(i) the amount of a follow-on investment is not based on the Company’s and the Affiliated Fund’s initial investments; and

(ii) the aggregate amount recommended by the Adviser to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by the Affiliated Funds in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the ratio of each party’s original investment to the aggregated original investment of all parties, up to the maximum amount to be invested by each. The Company will participate in such investment to the extent that the Required Majority determines that it is in the Company’s best interest. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in this Application.

9. The Eligible Directors will be provided quarterly for review all information concerning Co-Investment Transactions, including investments made by an Affiliated Fund that the Company considered but declined to participate in, so that the Eligible Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate in, complied with the conditions of the Order. In addition, the Eligible Directors will consider at least annually the continued appropriateness of the standards established for co-investments by the Company, including whether the use of the standards continues to be in the best interests of the Company and its shareholders and does not involve overreaching on the part of any person concerned.

10. The Company will maintain the records required by Section 57(f)(3) as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in Section 2(a)(3)) of any of the Affiliated Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable solely by the Adviser or the Affiliated Advisers under their respective investment advisory agreements with the Company and the Affiliated Funds, be shared by the Company and the Affiliated Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up fees, commitment fees and other customary transaction fees, but excluding broker’s fees contemplated by Section 57(k)(2)) received in connection with a Co-Investment Transaction will be distributed to the Company and the Affiliated Funds (or their respective designees) on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an investment adviser on behalf of the Company pending consummation of the transaction, the fee will be deposited into an account maintained by the investment adviser at a bank or banks having the qualifications prescribed in Section 26(a)(I), and the account will earn a competitive rate of interest that will also be divided pro rata between the Company and the Affiliated Funds based on the amount they invest in such Co-Investment

Transaction. None of the Affiliated Funds, nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) the pro rata transaction fees described above and (ii) investment advisory fees and performance fees paid in accordance with their applicable investment advisory agreement or organizational documents, as applicable.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Ronald Cami

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

and

Michael A. Gerstenzang, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s

Board at its meeting held on November 8, 2011. A copy of the resolution then adopted by the Company’s Board reflecting the foregoing authorizations is attached hereto as Exhibit B. The filing of this Application by the other Applicants was authorized by their respective managing members or general partners, as applicable, pursuant to authority granted to such persons by their respective operating agreements. Each of the foregoing authorizations remains in effect.

Applicants have caused this Application to be duly signed on their behalf on the 23rd day of November, 2011.

TPG SPECIALTY LENDING, INC.

By:	/s/ DAVID REINTJES
Name:	David Reintjes
Title:	Chief Compliance Officer and Secretary

TSL ADVISERS, LLC

By:	/s/ RONALD CAMI
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS II (A) L.P.

By: TPG Opportunities GenPar II, L.P., its general partner

By: TPG Opportunities GenPar II Advisers, LLC, its general partner

By:	/s/ RONALD CAMI
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS II (B) L.P.

By: TPG Opportunities GenPar II, L.P., its general partner

By: TPG Opportunities GenPar II Advisers, LLC, its general partner

By:	/s/ RONALD CAMI
Name:	Ronald Cami
Title:	Vice President

TPG PARTNERS VI, L.P.

By: TPG GenPar VI, L.P., its general partner

By: TPG GenPar VI Advisors, LLC, its general partner

By:	/s/ RONALD CAMI
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES ADVISERS, LLC

By:	/s/ RONALD CAMI
Name:	Ronald Cami
Title:	Vice President

TPG CAPITAL, L.P.

By: TPG Capital Advisors, LLC, its general partner

By:	/s/ RONALD CAMI
Name:	Ronald Cami
Title:	Vice President

EXHIBIT A

Verifications Required by Rule 0-2(d)

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 57(i) granting an exemption from Sections 57(a)(4) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder, dated November 23, 2011, for and on behalf of TPG Specialty Lending, Inc.; that he is the Chief Compliance Officer and Secretary of TPG Specialty Lending, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/S/ DAVID REINTJES
Name:	David Reintjes
Title:	Chief Compliance Officer and Secretary

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 57(i) granting an exemption from Sections 57(a)(4) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder, dated November 23, 2011, for and on behalf of TSL Advisers, LLC, TPG Opportunities Partners II (A) L.P., TPG Opportunities Partners II (B) L.P., TPG Partners VI, L.P., TPG Opportunities Advisers, LLC, and TPG Capital, L.P.; that he has been authorized by TSL Advisers, LLC, TPG Opportunities Partners II (A) L.P., TPG Opportunities Partners II (B) L.P., TPG Partners VI, L.P., TPG Opportunities Advisers, LLC, and TPG Capital, L.P. to execute the attached Application in the name of and/or on behalf of TSL Advisers, LLC, TPG Opportunities Partners II (A) L.P., TPG Opportunities Partners II (B) L.P., TPG Partners VI, L.P., TPG Opportunities Advisers, LLC, and TPG Capital, L.P.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ RONALD CAMI
Authorized Person

EXHIBIT B

Resolutions of the Board of Directors of

TPG Specialty Lending, Inc.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission an application and any amendments thereto for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application and such other documents; and

FURTHER RESOLVED, that upon issuance of an order of exemptive relief by the Commission in accordance with the terms and conditions of the above-described application, the Company is authorized to act in accordance with the provisions of such order; and

FURTHER RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional or amended Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Company to accomplish its investment objective; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

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